Imprimis Pharmaceuticals, Inc.

12264 El Camino Real, Suite 350

San Diego, California 92130

June 14, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Imprimis Pharmaceuticals, Inc.
SEC File No: 333-218308

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-3 (File No. 333-218308) of Imprimis Pharmaceuticals, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of said Registration Statement to 4:30 p.m. on June 16, 2017, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Imprimis Pharmaceuticals, Inc.

By:	/s/ Andrew R. Boll
Name:	Andrew R. Boll
Title:	Chief Financial Officer